August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (904) 598-2223

Lee M. Thomas
President and Chief Executive Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

        Re: Rayonier Inc.
               Definitive 14A
               Filed April 9, 2007
               File No. 001-06780

Dear Mr. Thomas:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Person Transactions, page 11

1. We note that you have adopted a policy regarding related person transactions pursuant to which you review certain relationships and transactions in which the company and your directors and executive officers, or their immediate family members or certain of their business or other affiliates, are participants to determine whether such persons have a material interest in any such transaction. Please provide additional information describing your policies and procedures, including any standards to be applied pursuant to the policy and whether such policy is in writing. Refer to Item 404(b)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 12

2. We note your discussion of benchmarking compensation. Please revise your disclosure as noted below:

    *   You state on page 14 that the "peer group consists of the 12 companies that comprise the Standard & Poor's Supercomposite Paper & Forest Products Index, as well as the approximately 150 companies that comprise the National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index." However, it appears that only ten companies are listed on page 14. Please revise to identify all 12 companies in the paper and forest index and identify all companies in the NAREIT Equity REIT Index if you are benchmarking to them.

    *   Please clarify whether the peer group listed on page 14 is the same "peer group" referenced in connection with your benchmarking discussion on pages 13 and 14. If the peer group is comprised of different companies, please identify those companies.

    *   We note the reference to "general industry companies" on page 15. If you also benchmark to general industry companies, please identify those companies.

    *   You state on page 15 that variations from the general philosophy may occur based upon the expertise and experience level of a given executive as well as individual, company and market factors. If the total compensation or any individual elements of compensation vary for any named executive officer, please disclose such variations from the benchmarks for each named executive officer and explain the basis for the variation.

3. Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note the disclosure relating to 2006 stock option awards and 2006 grants of performance shares, which does not provide sufficient insight into how the

Committee determined the specific awards granted to the named executive officers. Provide a reasonably complete analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

4. You state on page 18 that long-term incentive award levels reflect individual performance factors. Please provide an analysis of how individual performance contributed to long-term incentive award levels as well as any other individual elements of compensation and explain how you determined these amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K.

5. We note a significant disparity in the compensation paid to Mr. Nutter as opposed to the other named officers. Although we note that Mr. Nutter retired in June 2007 and you provide some individualized discussion of his compensation, please expand your discussion to provide a detailed analysis of how and why the compensation of your chief executive officer differs from that of the other named executive officers, if applicable. If policies or decisions relating to certain named executive officers are materially different than the other officers, this should be discussed on an individualized basis. Refer to Item 402 (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Annual Bonus Awards, page 17

6. We note your description on page 17 of how company performance affects annual bonuses. Please revise to include and quantify the three corporate financial metrics for 2006 and 2007. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the financial metrics is not required because it would result in competitive harm such that the financial metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7. We note that for 2006 the Committee excluded certain items from the calculation of CPF. Please expand your disclosure to briefly describe the types of items excluded from CPF. In addition, please explain how you calculated Cash Available for Distribution and Return on Total Capital.

2007 Compensation Decisions, page 25

8. We note that the Annual Corporate Bonus Program for 2007 has been modified. Please expand your discussion of the bullet points on page 26 to explain what you

mean by each modification and how it will impact the bonus amounts payable.

Potential Payments upon Termination or Change in Control, page 35

9. We note the various severance and post-termination arrangements you have with the named executive officers. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Outstanding Equity Awards at Fiscal Year-End, page 30

10. Please revise to include the vesting dates of options and equity incentive plan awards held at fiscal year-end in a footnote to the applicable column. Refer to Instruction 2 to 402(f)(2) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lee M. Thomas
Rayonier Inc.
August 21, 2007
Page 5

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

       Please contact me at (202) 551-3401 with any questions.

       Sincerely,

       Jennifer Gowetski
       Attorney-Advisor